SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2018

Commission file number 1-32575

SHELL PROVIDENT FUND
P.O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has signed this annual report below.

SHELL PROVIDENT FUND

By: _Cynthia A.P. Deere_

Cynthia A.P. Deere
Plan Administrator

Date: June 5, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Shell Provident Fund

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Shell Provident Fund (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Plan's auditor since 2016.
Houston, Texas
June 5, 2019

Shell Provident Fund
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:		
Investments at fair value:		
Short-term investments	$ 901,415,138	$ 916,536,890
Common stock/ADRs	670,922,120	755,884,473
Common/collective funds	4,843,257,574	5,302,208,729
Registered investment company funds	3,158,131,196	3,513,853,557
Self-directed brokerage accounts	414,654,782	409,857,311
Total investments at fair value	9,988,380,810	10,898,340,960
Receivables:		
Interest and other receivables	8,456,618	12,744,954
Notes receivable from participants	110,298,228	107,523,721
Total receivables	118,754,846	120,268,675
Total assets	10,107,135,656	11,018,609,635
Liabilities:		
Accounts payable	5,397,393	4,194,100
Total liabilities	5,397,393	4,194,100
Net assets available for benefits	$ 10,101,738,263	$ 11,014,415,535

Shell Provident Fund
Statement of Changes in Net Assets Available for Benefits
Years Ended 2018 and 2017

	2018	2017
Additions:		
Investment income		
Dividends and interest	$ 295,969,277	$ 232,233,742
Net appreciation/(depreciation) in fair value of investments	(865,554,805)	1,435,266,742
	(569,585,528)	1,667,500,484
Interest income on notes receivables from participants	4,281,348	3,868,118
Contributions		
Participant	233,229,510	239,451,267
Employer	199,128,593	211,473,557
Rollover/other	45,208,932	47,998,180
	477,567,035	498,923,004
Total additions	(87,737,145)	2,170,291,606
Deductions:		
Participant distributions and withdrawals	907,671,039	941,456,424
Administrative expenses	10,262,741	10,331,085
Total deductions	917,933,780	951,787,509
Net increase/(decrease) before transfers	(1,005,670,925)	1,218,504,097
Other Changes in net assets		
Transfers to qualified plan	-	(464,903,088)
Transfer from qualified plan	92,993,653	-
Total other changes in net assets	92,993,653	(464,903,088)
Net increase/(decrease)	(912,677,272)	753,601,009
Net assets available for benefits:		
Beginning of year	11,014,415,535	10,260,814,526
End of year	$10,101,738,263	$ 11,014,415,535

1. **Plan Description**

General
The Shell Provident Fund ("the Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan.

Eligibility
Employees of Shell Oil Company ("Shell") and certain affiliated companies ("Contributing Companies") may elect to contribute up to 50% of their eligible compensation on a pre-tax basis, up to 50% on an after-tax Roth 401(k) basis and up to 25% on a standard after-tax basis (non-Roth 401(k)) to the Plan, subject to federal tax limitations for all contributions. All new employees or rehired employees who do not elect otherwise are automatically enrolled to contribute 3% of their base pay on a pre-tax basis. The Contributing Companies make contributions to each eligible employee's account based on their base and variable pay immediately upon hire at a rate of 2.5% until the completion of 6 years of accredited service, at a rate of 5.0% after completion of 6 years of accredited service until the completion of 9 years of accredited service, and at a rate of 10.0% after completion of 9 years of accredited service. The Plan also allows Roth in-plan conversions.

Each participant's account is credited with the participant's and company contributions along with investment returns based on each participant's investment direction. Participants may direct the investment of their account balances into various investment options including short-term investments, a company stock fund, common/collective funds, registered investment company funds (mutual funds), and a self-directed brokerage account ("BrokerageLink"). For participants who do not select an investment election, contributions, as well as rollovers to the Plan, loan repayments, and restored forfeitures are credited to a BlackRock LifePath Fund (default fund) based on their date of birth.

Investment managers of the investment options invest funds at their discretion, as governed by the Plan instrument, investment manager agreements and prospectuses. The BrokerageLink account provides participants access to zero coupon, mortgage-backed, corporate, and government bonds, US Treasuries, certificates of deposit, equities, and various mutual funds. Investments in the Plan are valued at the end of each business day.

Vesting and Withdrawals
Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70-1/2. Active employees age 59-1/2 or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of contributions. Active employees may withdraw their own standard after-tax contributions (plus any such after-tax contributions converted into Roth amounts) without any time or limit restriction. Active employees may also withdraw their own Roth 401(k) contributions, former pre-tax contributions that were converted into Roth amounts and pre-tax contributions in the event that they satisfy the Plan's financial hardship requirements (employee contributions are suspended for six months following such a withdrawal). A variable payment option, which provides unlimited monthly, quarterly, semi-annual or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to roll over an account from another qualified retirement plan or IRA into the Plan if certain requirements are met (current Federal law prevents the Plan from accepting rollovers from Roth IRAs). An employee may withdraw funds that were rolled into the Plan at any time.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate.

Forfeiture Account
At December 31, 2018 and 2017, the forfeiture account totaled $19,272 and $95 respectively. The account is used to reduce current and future employer contributions and to pay Plan expenses. In 2018 and 2017, forfeitures in the amount of $340,134 and $9,768, respectively, were used to reduce Plan expenses.

Plan Expenses
There are investment fees and expenses associated with each Plan investment option. Investment fees are generally charged directly against assets of the investment option and include such items as the costs expressed in the expense ratio plus brokerage fees incurred by the fund. Participants who utilize the Plan's BrokerageLink investment feature are also responsible for brokerage fees and commissions. Participants that enroll in the Plan's managed account service will incur a separate fee for that service.

The administrative expenses associated with the Plan include costs for accounting, custodial, recordkeeping, and other internal or external service providers. While participant accounts have not been charged for such administrative expenses in recent years due to the application of various credits applied towards Plan expenses, under the terms of the Plan, operating and administrative expenses can be charged directly to participants' accounts.

Under the Plan's recordkeeping agreement, the Plan receives payments (revenue credits) for the amount that revenue sharing related to the Plan's investment options exceeds specified Plan expenses. The Plan uses revenue credits to pay for additional costs of operating the Plan. In the event that revenue credits exceed these Plan costs, residual amounts will be allocated to participant accounts on a schedule and in a manner established by the Plan Administrator. During 2018 and 2017, the Plan received revenue credit deposits in the amount of $3,988,757 and $4,824,969 respectively. During 2018 and 2017, the Plan used revenue credits in the amount of $500,438 and $835,140 respectively to pay direct expenses and allocated $3,400,000 and $4,000,000 respectively to participants' account. Amounts received on account of litigation settlements can also be used by the Plan to pay Plan expenses. In the event that Plan expenses exceed the amounts available as described above, residual operating expenses will be charged to participants' accounts.

Some Plan service providers are paid directly by Shell on the Plan's behalf. When service providers are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses to the extent permitted by law. Unreimbursed expenses incurred by Shell to be reimbursed by the Plan totaled $118,409 and $53,523 at December 31, 2018 and 2017, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Plan Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

Effective as of May 1, 2018, the BG US Services, Inc. Savings and Investment Plan ("BG") merged into the Plan. The amount transferred into the Plan from BG was $92 million.

The Shell Provident Fund was amended effective May 1, 2017, to provide for a trust-to-trust transfer of assets for employees who transferred to another employer and ceased participation in the Shell Provident Fund in connection with the Motiva joint venture separation. The transfer occurred in May of 2017 to a new qualified defined contribution plan established by the new employer for the transferred employees. The amount transferred out of the Plan was $464 million.

Plan Termination
The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

2.   **Accounting Policies**

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 7 for fair value measurement.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales and securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Participant distributions or withdrawals are recorded when paid.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The ASU is effective for fiscal years beginning after December 15, 2019. Management is currently assessing any impact that the adoption of this ASU may have on the Plan's financial statements.

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018 13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the fair value disclosures. Management is currently assessing any impact that the adoption of this ASU may have on the Plan's financial statements.

3.   **Line of Credit of the Plan**

The Thrift Fund and Royal Dutch Shell Stock Fund have an available line of credit to fund redemptions as needed. At December 31, 2018 and 2017 the Shell Provident Fund had no amounts outstanding under the line of credit.

4.   **Risks and Uncertainties**

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

5. **Federal Income Tax Exemption**

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 20, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for the Plan for any tax periods in progress.

6. **Reconciliation of the Financials to Schedule H of Form 5500**

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2018 and 2017 to Schedule H of Form 5500:

	2018	2017
Net assets per financial statements	$10,101,738,263	$ 11,014,415,535
Deemed distributions of participant loans	(1,808,900)	(1,535,046)
Net assets available for benefits per Schedule H	$10,099,929,363	$ 11,012,880,489

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2018 to Schedule H of Form 5500:

Total deductions per the financial statements	$917,933,780
Deemed distributions of participant loans	595,139
Deemed distributions of participant loans – offset during plan year	(321,285)
Total expenses paid per Schedule H of Form 5500	$918,207,634

Amounts allocated to deemed distributions of participant loans are recorded as notes receivables from participants in the financial statements and recorded as an expense on Schedule H on Form 5500.

7. **Fair Value Measurement**

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the assets or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

    If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques-maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2018 and 2017.

Common Stocks and Rights/Warrants
Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate Bonds/Other Fixed Income Funds
Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Registered Investment Company Funds (Mutual Funds)
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Funds
Valued at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

U.S. Government Securities
Valued using the pricing models maximizing the use of observable inputs for similar securities.

Short-Term Investments
Short-Term investments, including commercial paper having 60 days or less to maturity are recorded at amortized cost, which approximates fair value.

The following sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2018 and 2017:

Assets at Fair Value as of December 31, 2018

	Level 1	Level 2	Total
Common stock	$ 670,922,120	$	$ 670,922,120
Registered Investment Co Funds	3,158,131,196		3,158,131,196
Short-Term Investments		901,415,138	901,415,138
Self-directed brokerage acct:			
Common Stock	127,383,407		127,383,407
Registered investment co.	176,189,171		176,189,171
Money market	75,350,193		75,350,193
Rights/warrants	5,033		5,033
Corporate bonds/other		7,008,157	7,008,157
Short-Term investments		20,652,673	20,652,673
US Government securities		8,066,148	8,066,148
	$ 4,207,981,120	$ 937,142,116	5,145,123,236

Investments measured at net asset value:		
Common/collective funds		4,843,257,574
Total assets at fair value		$ 9,988,380,810

Assets at Fair Value as of December 31, 2017

	Level 1	Level 2	Total
Common stock	$ 755,884,473	$	$ 755,884,473
Registered Investment Co Funds	3,513,853,557		3,513,853,557
Short-Term Investments		916,536,890	916,536,890
Self-directed brokerage acct:			
Common Stock	146,137,963		146,137,963
Registered investment co.	179,827,917		179,827,917
Money market	61,158,712		61,158,712
Rights/warrants	60,409		60,409
Corporate bonds/other		6,938,355	6,938,355
Short-Term investments		12,599,236	12,599,236
US Government securities		3,134,719	3,134,719
	$ 4,656,923,031	$ 939,209,200	5,596,132,231

Investments measured at net asset value:		
Common/collective funds		5,302,208,729
Total assets at fair value		$ 10,898,340,960

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

13

8. **Related Party and Parties-in-Interest Transactions**

Shell, the Trustees, the Plan Administrator and certain other Plan service providers qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch Shell plc American Depository Shares and certain funds maintained by affiliates of the Plan's record keeper, which qualify as related party and party-in-interest transactions. These transactions qualify for exemptions from the prohibited transaction rules. Notes receivable from participants also qualify as party-in-interest transactions.

9. **Subsequent Events**

Management has evaluated subsequent events through the date on which the financial statements were issued, and there are no subsequent events that would require adjustment to or disclosure in the statements.

Supplemental Schedule

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2018

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
*	Thrift Fund					
	ATLANTIC ASSET CP 2.57 2/	1,000,000	-	2/1/2019	**	$ 997,657
	ATLANTIC ASSET CP 2.57 2/	2,000,000	-	2/4/2019	**	1,994,857
	ATLANTIC ASSET CP 2.64 2/	1,000,000	-	2/13/2019	**	996,734
	ATLANTIC ASSET CP 2.64 2/	1,000,000	-	2/14/2019	**	996,656
	ATLANTIC ASSET CP 2.64 2/	4,000,000	-	2/14/2019	**	3,986,625
	AUST&N ZEAL BKG G LTD LON	8,000,000	2.450	1/4/2019	**	7,999,982
	AUST&N ZEAL BKG G LTD LON	15,000,000	2.450	1/3/2019	**	14,999,975
	AUTOBAHN FUNDIN CP 2.42 1	2,152,000	-	1/2/2019	**	2,151,706
	BANK MONT C YCD 1ML+24 2/	5,000,000	2.672	3/11/2019	**	5,000,330
	BANK MONT CHI BRH CD PROG	2,000,000	2.550	2/13/2019	**	2,000,464
	BANK MONT YCD 1ML+15 3/8/	7,000,000	2.537	3/8/2019	**	7,000,553
	BANK NOVA SCOT HOUSTON CD	5,000,000	2.890	5/2/2019	**	4,998,790
	BANK OF NOVA SCOTIA CPIB	5,000,000	2.519	2/15/2019	**	5,000,649
	BANK OF NOVA SCOTIA VCP 1	1,000,000	2.656	1/8/2019	**	999,467
	BANK OF NOVA SCOTIA VCP 1	1,000,000	2.754	1/9/2019	**	999,399
	BARCLAYS BANK P YCD 2.69	1,000,000	2.690	1/10/2019	**	999,330
	BARCLAYS BK CCP YCP 2.5 1	1,000,000	-	2/19/2019	**	996,157
	BARCLAYS BK CCP YCP 2.5 1	1,000,000	-	2/26/2019	**	995,583
	BARCLAYS BK CCP YCP 2.5 1	6,900,000	-	7/2/2019	**	6,900,000
	BARCLAYS BK CCP YCP 2.73	3,000,000	-	5/22/2019	**	2,999,841
	BARCLAYS BK CCP YCP 2.78	4,000,000	-	5/16/2019	**	3,999,994
	BK MONT CHI YCD 3ML+10 7/	3,000,000	2.913	3/25/2019	**	3,000,087
	BK OF MONT CHI YCD 2.46 0	4,000,000	2.460	2/7/2019	**	3,999,433
	BLB(UNGTD) YCP 2.53 1/02/	9,500,000	-	1/2/2019	**	9,498,739
	BLB(UNGTD) YCP 2.53 1/03/	9,000,000	-	1/3/2019	**	8,998,201
	BLB(UNGTD) YCP 2.53 1/04/	3,000,000	-	1/4/2019	**	2,999,197
	BLB(UNGTD) YCP 2.6 1/02/1	1,000,000	-	1/2/2019	**	999,867
	BLB(UNGTD) YCP 2.9 1/02/1	7,000,000	-	1/2/2019	**	6,999,071
	BLB(UNGTD) YCP 3% 2/11/19	3,000,000	-	2/11/2019	**	2,990,410
	BLB(UNGTD) YCP 3% 2/12/19	3,000,000	-	2/12/2019	**	2,990,164
	BMO CHI BRH YCD 1ML+25 1/	9,000,000	2.633	1/7/2019	**	9,000,351
	BMO CHI BRH YCD 1ML+25 2/	6,000,000	2.650	2/11/2019	**	6,001,386
	BNK MON CHI YCD 3ML+13 5/	5,000,000	2.719	5/7/2019	**	5,000,483
	BNK NVA SCT VCP 1ML+25 1/	8,000,000	2.754	1/24/2019	**	8,001,472
	BPCE CP YCP 2.64% 2/01/19	13,000,000	-	2/1/2019	**	12,971,100
	BPCE CP YCP 2.65% 2/06/19	9,000,000	-	2/6/2019	**	8,976,829
	CA CIB NY BRH YCP 2.55 2/	5,000,000	-	2/1/2019	**	4,988,778
	CA CIB NY BRH YCP 2.56 2/	2,000,000	-	2/4/2019	**	1,995,077
	CANADIAN IM BK VCP 1ML+25	9,000,000	2.633	8/5/2019	**	9,000,414
	CANADIAN IMPERIAL BK OF C	4,000,000	2.605	1/7/2019	**	4,000,156
	CANADIAN IMPERIAL BK OF C	8,000,000	2.709	3/18/2019	**	8,000,336
	CIBC VCP 3ML+9 01/23/19	9,000,000	2.567	1/23/2019	**	9,000,117
	CREDIT AGRICOLE CIB LDN T	2,000,000	2.520	1/4/2019	**	1,999,995
	CREDIT AGRICOLE CIB LDN T	4,000,000	2.520	1/3/2019	**	3,999,993
	CREDIT AGRICOLE CIB LDN T	4,000,000	2.520	1/2/2019	**	3,999,995
	CS AG NY BR YCP 2.67 2/08	5,000,000	-	2/8/2019	**	4,986,101
	CS AG NY BR YCP 2.84 3/22	8,000,000	-	3/22/2019	**	7,949,906
	DZ BK NY YCD 2.45 01/03/1	2,000,000	2.450	1/3/2019	**	1,999,993
	FHLBDN 0% 02/15/19	9,000,000	-	2/15/2019	**	8,973,603
	FHLBDN 0% 02/20/19	10,000,000	-	2/20/2019	**	9,967,330
	FHLBDN 0% 02/22/19	16,000,000	-	2/22/2019	**	15,945,600
	FIRST RPBC CD CD 2.5 01/0	21,680,000	2.500	1/3/2019	**	21,680,000
	FLAP&L CP 2.77% 1/15/19	1,000,000	-	1/15/2019	**	998,875
	FLAP&L CP 2.8% 1/11/19	2,000,000	-	1/11/2019	**	1,998,368
	FLAP&L CP 2.9% 1/29/19	600,000	-	1/29/2019	**	598,650
	FNMDN 0% 01/02/19	65,000,000	-	1/2/2019	**	65,000,000
	GOTHAM FUNDING YCP 2.73 2	1,000,000	-	2/19/2019	**	996,351
	GOTHAM FUNDING YCP 2.73 2	1,000,000	-	2/21/2019	**	996,200
	HESSENTH(UNGTD) YCP 2.45	4,000,000	-	1/2/2019	**	3,999,468
	JPMORG SECS VCP 1ML+27 1/	10,000,000	2.617	1/4/2019	**	10,000,250
	JPMORGAN SEC VCP 1ML+17 4	5,000,000	2.519	4/16/2019	**	4,999,915

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2018

{a}	{b}	{c}			{d}	{e}
		Description of Investment				
	Identity of Issuer, Borrower, Lessor or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
	JPMORGAN SEC VCP 1ML+17 4	5,000,000	2.519	4/16/2019	**	4,999,915
	JPMORGAN SEC VCP 3ML+18 5	3,000,000	2.761	4/3/2019	**	3,000,021
	JPMORGAN SECS LLC VCP 1ML	4,000,000	2.587	4/4/2019	**	4,000,108
	JPMORGAN SECS LLC VCP 1ML	15,000,000	2.655	5/1/2019	**	15,000,899
	JPMORGAN VCP 3ML+18 4/26/	3,000,000	2.761	4/26/2019	**	3,000,175
	KBC BANK NV LON YECD 0 02	10,000,000	-	2/8/2019	**	9,972,408
	KBC BANK NV LON YECD 0 02	2,000,000	-	2/11/2019	**	1,994,040
	KBC BANK NV LON YECD 0 02	9,000,000	-	2/15/2019	**	8,970,508
	LANDESBANK BADE YCD 2.52	8,000,000	2.520	1/2/2019	**	8,000,040
	LANDESBANK BADE YCD 2.52	18,462,000	2.520	1/8/2019	**	18,462,000
	LANDESBANK BADE YCD 2.7 0	5,000,000	2.700	1/2/2019	**	5,000,073
	LBBW (UNGTD) YCP 2.7 1/02	5,000,000	-	1/2/2019	**	4,999,337
	LIBERTY ST FNDG CP 2.64 2	2,000,000	-	2/8/2019	**	1,994,382
	LIBERTY ST FNDG CP 2.64 2	11,000,000	-	2/11/2019	**	10,966,582
	LIBERTY ST FNDG CP 2.65 2	1,000,000	-	2/12/2019	**	996,885
	MANHATT ASST FD CP 2.51 1	3,000,000	-	1/16/2019	**	2,996,649
	MITS UFJ TR YCD 1ML+15 1/	1,000,000	2.656	1/25/2019	**	1,000,122
	MITS UFJ TR YCD 1ML+16 2/	4,000,000	2.539	2/5/2019	**	4,000,544
	MITS UFJ TR YCD 1ML+18 2/	1,000,000	2.659	2/21/2019	**	999,986
	MITS UFJ TR YCD 1ML+18 2/	1,000,000	2.686	2/25/2019	**	999,985
	MITSUBI UFJ LDN YECD 0 01	2,000,000	-	1/10/2019	**	1,998,638
	MITSUBI UFJ LDN YECD 2.49	10,000,000	2.490	1/9/2019	**	10,000,065
	MITSUBI UFJ LDN YECD 2.75	5,000,000	2.750	2/14/2019	**	5,000,718
	MITSUBISHI SING YCP 2.65	500,000	-	1/18/2019	**	499,382
	MITSUBISHI SING YCP 2.66	2,000,000	-	2/7/2019	**	1,994,543
	MITSUBISHI SING YCP 2.86	3,000,000	-	3/20/2019	**	2,981,534
	MITSUBISHI SNG CP 2.66 2/	2,000,000	-	2/4/2019	**	1,995,007
	MITUF TR NY YCD 1ML+15 1/	1,000,000	2.672	1/29/2019	**	1,000,146
	MIZUHO BANK LDN YECD 0 01	1,000,000	-	1/7/2019	**	999,528
	MIZUHO BANK LDN YECD 0 01	1,000,000	-	1/16/2019	**	998,906
	MIZUHO BANK LDN YECD 0 01	3,000,000	-	1/22/2019	**	2,995,446
	MIZUHO BANK LDN YECD 0 02	5,000,000	-	2/19/2019	**	4,982,010
	MIZUHO BANK LDN YECD 0 02	2,000,000	-	2/25/2019	**	1,991,870
	MIZUHO BANK YCD 1ML+15 1/	4,000,000	2.550	1/11/2019	**	4,000,128
	MIZUHO BK NY BR YCD 2.72	6,000,000	2.720	3/1/2019	**	6,000,677
	MIZUHO BK NY BR YCD 2.75	17,000,000	2.750	2/28/2019	**	17,002,822
	MIZUHO BK NY BR YCD 2.76	3,000,000	2.760	3/5/2019	**	3,000,465
	MUFJ TR NY YCD 1ML+15 01/	2,000,000	2.437	1/24/2019	**	2,000,234
	MUFJ TR NY YCD 2.67 02/06	2,000,000	2.670	2/6/2019	**	2,000,163
	MUFJ TR NY YCD 2.7 02/21/	1,000,000	2.700	2/21/2019	**	1,000,035
	MUFJ TR NY YCD 2.7 02/22/	2,000,000	2.700	2/22/2019	**	2,000,057
	MUFJ TR NY YCD 2.7 02/27/	2,000,000	2.700	2/27/2019	**	1,999,960
	MUFJ TR NY YCD 2.7 03/01/	3,000,000	2.700	3/1/2019	**	2,999,884
	NATIONAL BANK OF CANADA V	10,000,000	2.657	5/10/2019	**	10,000,410
	NATIXIS NY BRH YCD 2.53 0	10,000,000	2.530	1/31/2019	**	10,000,082
	NATNWDE(UGTD YCP 2.66 2/0	3,000,000	-	2/7/2019	**	2,991,776
	NATNWDE(UGTD YCP 2.66 2/1	4,000,000	-	2/12/2019	**	3,987,516
	NATNWDE(UGTD YCP 2.78 2/2	2,000,000	-	2/27/2019	**	1,991,194
	ROYAL BANK OF CANADA VCP	10,000,000	2.499	4/18/2019	**	9,999,920
	ROYAL BANK OF CANADA VCP	6,000,000	2.665	3/13/2019	**	6,000,372
	ROYAL BK CDA NY INST CD B	5,000,000	2.582	3/19/2019	**	5,000,215
	ROYAL BK CDA NY INST CD B	5,000,000	2.620	3/20/2019	**	5,000,185
	ROYAL BK CDA NY INST CD B	10,000,000	2.620	4/1/2019	**	9,999,920
	RYL BK CDA YCD 1ML+25 1/2	8,000,000	2.754	1/22/2019	**	8,001,256
	SOCGEN YCP 2.45% 1/02/19	2,000,000	-	1/2/2019	**	1,999,732
	SUM MIT BK YCD 1ML+16 1/2	6,000,000	2.666	1/28/2019	**	6,000,828
	SUM MIT BKG YCD 1ML+16 2/	5,000,000	2.539	2/6/2019	**	4,999,951
	SUM MIT BKG YCD 1ML+16 2/	5,000,000	2.539	2/7/2019	**	4,999,857
	SUM MIT TR YCD 1ML+16 1/2	6,000,000	2.666	1/28/2019	**	6,000,828
	SUMI MIT BK YCD 1ML+15 1/	6,000,000	2.472	1/24/2019	**	6,000,702
	SUMI MIT BK YCD 1ML+16 1/	6,000,000	2.666	1/29/2019	**	6,000,846
	SUMI MIT TR YCD 1ML+15 1/	4,000,000	2.590	1/14/2019	**	4,000,216

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2018

{a}	{ b }	{c }			{d}	{e}
		Description of Investment				
	Identity of Issuer, Borrower, Lessor	Par	Rate	Maturity		Current
	or Similar Party	Value	Percentage	Date	Cost	Value
	SUMI TR BK LDN YECD 0 02/	2,000,000	-	2/25/2019	**	1,991,860
	SUMI TR BK LDN YECD 0 02/	4,000,000	-	2/28/2019	**	3,982,788
	SUMI TR BK LDN YECD 2.5 0	2,000,000	2.500	1/14/2019	**	1,999,999
	SUMI TR BK LDN YECD 2.5 0	2,000,000	2.500	1/15/2019	**	1,999,997
	SUMITOMO BKG YCP 2.74 3/1	8,000,000	-	3/15/2019	**	7,956,406
	SUMITOMO NY YCD 1ML+15 1/	6,000,000	2.656	1/28/2019	**	6,000,780
	SUMITOMO T SING YCP 2.51	5,000,000	-	1/15/2019	**	4,994,813
	SUMITOMO T SING YCP 2.555	3,000,000	-	1/17/2019	**	2,996,463
	SUMITOMO T SING YCP 2.56	1,000,000	-	1/22/2019	**	998,464
	SUMITOMO T SING YCP 2.7 2	3,000,000	-	2/20/2019	**	2,988,908
	SUMITOMO TR BK YCP 2.55 1	1,000,000	-	1/17/2019	**	998,821
	SVENSKA HANDE AB CTF DEP	10,000,000	2.635	4/17/2019	**	9,999,131
	SVENSKA YCD 1ML+20 01/04/	9,000,000	2.547	1/4/2019	**	9,000,153
	TOR DOM YCD 3ML+8 01/18/1	12,000,000	2.525	5/31/2019	**	12,000,000
	TORONTO DOM VCP 1ML+25 1/	7,000,000	2.650	1/18/2019	**	7,000,036
	TORONTO DOMINION BANK VCP	10,000,000	2.629	5/13/2019	**	9,997,020
	TORONTO DOMINION BANK VCP	9,000,000	2.580	3/21/2019	**	9,000,000
	TORONTO YCP 2.44% 2/15/19	9,000,000	-	1/11/2019	**	9,000,567
	TOYOTA M VCP SOFR+25 1/17	8,000,000	2.710	2/15/2019	**	7,973,474
	TOYOTA MCC VCP 1ML+25 4/2	10,000,000	2.754	1/17/2019	**	9,999,948
	TOYOTA MOTOR CREDIT CORP	2,000,000	2.769	4/24/2019	**	2,000,186
	TOYOTA MTR VCP 1ML+21 01/	3,000,000	2.597	1/7/2019	**	3,000,096
	TOYOTA MTR VCP 1ML+21 1/0	2,000,000	2.610	1/8/2019	**	2,000,092
	TOYOTA VCP 3/A3 1ML+25 4/	2,000,000	2.754	4/23/2019	**	2,000,202
	UBS AG LON B VCP 3ML+14 5	5,000,000	2.721	5/7/2019	**	4,999,970
	UBS AG LON BRANCH VCP 1ML	5,000,000	2.635	4/9/2019	**	4,999,860
	UBS AG LON BRANCH VCP 1ML	6,000,000	2.567	3/18/2019	**	6,000,636
	UBS AG LON VCP 1ML+18 3/2	8,000,000	2.684	3/25/2019	**	7,999,832
	UBS AG LON VCP 1ML+18 4/0	5,000,000	2.529	4/3/2019	**	5,000,160
	UST BILLS 0% 01/22/19	50,000,000	-	1/22/2019	**	49,935,141
	UST NOTE 1.125% 01/31/19	9,000,000	1.125	1/31/2019	**	8,991,391
	USTN 1.125% 01/15/19	1,000,000	1.125	1/15/2019	**	999,588
	USTN 1.25% 1/31/19	2,000,000	1.250	1/31/2019	**	1,998,282
	USTN 1.5% 01/31/19	3,000,000	1.500	1/31/2019	**	2,998,007
*	Shell Money Market Portfolio	-	-	N/A	**	1,322,289
	Common/Collective Funds					
	1-3 YR Government Bond Index		Comm Fund		**	25,058,664
	20+ Treasury Bond Index		Comm Fund		**	93,589,402
	BlackRock EAFE Equity Index Fund F		Comm Fund		**	362,849,872
	Developed Real Estate Index Fund F		Comm Fund		**	11,695,238
	Emerging Markets Index Non-Lendable Fund F		Comm Fund		**	89,183,964
*	Fidelity ® Growth Company Commingled Pool		Comm Fund		**	62,337,807
*	Fidelity® Blue Chip Growth Commingled Pool		Comm Fund		**	147,072,899
*	Fidelity® Contrafund® Commingled Pool		Comm Fund		**	240,429,499
*	Fidelity® Diversified International Commingled Pool		Comm Fund		**	47,179,031
*	Fidelity® Equity-Income Commingled Pool		Comm Fund		**	47,010,912
*	Fidelity® Low-Priced Stock Commingled Pool		Comm Fund		**	93,579,136
*	Fidelity® OTC Commingled Pool		Comm Fund		**	99,518,547
*	Fidelity® Magellan Commingled Pool		Comm Fund		**	59,453,089
	Gov't/Credit Bond Index Fund		Comm Fund		**	51,542,516
	Intermediate Government Bond Index Fund		Comm Fund		**	35,514,069
	LifePath® 2020 Fund Class F		Comm Fund		**	147,839,283
	LifePath® 2025 Fund Class F		Comm Fund		**	87,339,295
	LifePath® 2030 Fund Class F		Comm Fund		**	172,028,146
	LifePath® 2035 Fund Class F		Comm Fund		**	76,080,105
	LifePath® 2040 Fund Class F		Comm Fund		**	152,356,901
	LifePath® 2045 Fund Class F		Comm Fund		**	50,858,004
	LifePath® 2050 Fund Class F		Comm Fund		**	87,657,933
	LifePath® 2055 Fund Class F		Comm Fund		**	28,771,582
	Mid-Cap Equity Index Fund		Comm Fund		**	334,908,879

18

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2018

{a}	{ b } Identity of Issuer, Borrower, Lessor or Similar Party	{c } Description of Investment Par Value	Rate Percentage	Maturity Date	{d} Cost	{e} Current Value
	Russell 1000 Growth Index Fund		Comm Fund		**	73,646,500
	Russell 1000 Index Fund		Comm Fund		**	128,287,782
	Russell 1000 Value Index Fund		Comm Fund		**	41,884,570
	Russell 2000® Equity Index Fund		Comm Fund		**	47,024,439
	Russell 2000® Growth Index Fund		Comm Fund		**	29,876,222
	Russell 2000® Value Index Fund		Comm Fund		**	26,392,844
	U.S. Debt Index Fund		Comm Fund		**	451,348,500
*	U.S. Equity Index Fund		Comm Fund		**	1,133,771,190
	U.S. Equity Market Fund		Comm Fund		**	136,837,628
	U.S. Treasury Inflation Protected Securities Fund		Comm Fund		**	39,959,368
	Royal Dutch Shell Stock Fund					
*	Royal Dutch Shell Stock Fund		Stock/ADSs		**	670,922,120
*	Fidelity Institutional Cash Portfolio		Mutual Funds		**	10,872,411
	Registered Investment Company Shares					
	AB Discovery Value Fund Class Z		Mutual Funds		**	1,314,975
	Aberdeen Global Unconstrained Fixed Income Fund Institutional Class		Mutual Funds		**	614,549
	Alger Capital Appreciation Fund Class Z		Mutual Funds		**	20,523,645
	Alger Mid Cap Growth Portfolio Class I-2		Mutual Funds		**	3,314,659
	Alger Small Cap Growth Portfolio Class I-2		Mutual Funds		**	3,216,180
	AllianzGI NFJ Small-Cap Value Fund Class R6		Mutual Funds		**	11,024,825
	American Beacon Balanced Fund Institutional Class		Mutual Funds		**	996,422
	American Beacon International Equity Fund Institutional Class		Mutual Funds		**	1,755,669
	American Beacon Large Cap Value Fund Institutional Class		Mutual Funds		**	12,377,986
	American Century Large Company Value Fund R6 Class		Mutual Funds		**	3,511,234
	American Century Small Company Fund I Class		Mutual Funds		**	712,287
	American Century Ultra® Fund R6 Class		Mutual Funds		**	3,910,059
	AMG Managers Cadence Mid Cap Fund - Class Z		Mutual Funds		**	590,841
	AMG Managers Loomis Sayles Bond Fund Class I		Mutual Funds		**	14,530,316
	AMG Managers Special Equity Fund Class I		Mutual Funds		**	766,403
	Ariel Appreciation Fund Institutional Class		Mutual Funds		**	2,953,805
	Ariel Fund Institutional Class		Mutual Funds		**	4,976,209
	Artisan International Fund Institutional Class		Mutual Funds		**	12,391,809
	Artisan Mid Cap Fund Institutional Class		Mutual Funds		**	11,886,075
	Artisan Mid Cap Value Fund Institutional Class		Mutual Funds		**	6,106,231
	Baron Asset Fund Institutional Class		Mutual Funds		**	5,280,945
	Baron Growth Fund Institutional Shares		Mutual Funds		**	14,704,317
	Baron Small Cap Fund Institutional Class		Mutual Funds		**	1,842,196
	Calvert Balanced Fund Class I		Mutual Funds		**	430,087
	Calvert Bond Fund Class I		Mutual Funds		**	2,128,187
	Calvert Equity Fund Class I		Mutual Funds		**	1,903,529
	Calvert International Equity Fund Class I		Mutual Funds		**	463,826
	Calvert Mid-Cap Fund Class I		Mutual Funds		**	394,319
	ClearBridge Aggressive Growth Fund Class IS		Mutual Funds		**	4,323,748
	ClearBridge Large Cap Growth Fund Class IS		Mutual Funds		**	22,728,720
	ClearBridge Value Trust Class I		Mutual Funds		**	936,822
	Columbia Acorn Select Fund Institutional 3 Class		Mutual Funds		**	2,116,762
	CRM Mid Cap Value Fund Class Institutional		Mutual Funds		**	3,358,974
	Domini Impact Equity Fund Institutional Shares		Mutual Funds		**	502,441
	DWS Core Equity Fund - Class R6		Mutual Funds		**	2,515,956
	DWS CROCI Equity Dividend Fund - Class R6		Mutual Funds		**	2,503,019
	DWS CROCI International Fund - Class R6		Mutual Funds		**	494,106
	DWS Global Small Cap Fund - Class R6		Mutual Funds		**	635,306
*	Fidelity Asset Manager® 20%		Mutual Funds		**	5,429,616
*	Fidelity Asset Manager® 30%		Mutual Funds		**	1,118,698
*	Fidelity Asset Manager® 40%		Mutual Funds		**	1,274,437
*	Fidelity Asset Manager® 50%		Mutual Funds		**	3,484,552
*	Fidelity Asset Manager® 60%		Mutual Funds		**	3,322,526
*	Fidelity Asset Manager® 70%		Mutual Funds		**	4,449,429
*	Fidelity Asset Manager® 85%		Mutual Funds		**	3,830,259
*	Fidelity Freedom® 2005 Fund - Class K6		Mutual Funds		**	758,421

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2018

{a}	{b}	{c}			{d}	{e}
		Description of Investment				
	Identity of Issuer, Borrower, Lessor or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
*	Fidelity Freedom® 2010 Fund - Class K6		Mutual Funds		**	10,330,143
*	Fidelity Freedom® 2015 Fund - Class K6		Mutual Funds		**	10,024,492
*	Fidelity Freedom® 2020 Fund - Class K6		Mutual Funds		**	49,451,133
*	Fidelity Freedom® 2025 Fund - Class K6		Mutual Funds		**	34,092,460
*	Fidelity Freedom® 2030 Fund - Class K6		Mutual Funds		**	47,031,535
*	Fidelity Freedom® 2035 Fund - Class K6		Mutual Funds		**	26,996,138
*	Fidelity Freedom® 2040 Fund - Class K6		Mutual Funds		**	32,989,084
*	Fidelity Freedom® 2045 Fund - Class K6		Mutual Funds		**	16,133,991
*	Fidelity Freedom® 2050 Fund - Class K6		Mutual Funds		**	10,972,136
*	Fidelity Freedom® 2055 Fund - Class K6		Mutual Funds		**	4,368,050
*	Fidelity Freedom® 2060 Fund - Class K6		Mutual Funds		**	756,555
*	Fidelity Freedom® Income Fund - Class K6		Mutual Funds		**	6,392,032
*	Fidelity Freedom® Index 2015 Fund - Investor Class		Mutual Funds		**	33,230
*	Fidelity Freedom® Index 2020 Fund - Investor Class		Mutual Funds		**	65,455
*	Fidelity Freedom® Index 2025 Fund - Investor Class		Mutual Funds		**	171,241
*	Fidelity Freedom® Index 2035 Fund - Investor Class		Mutual Funds		**	213,837
*	Fidelity Freedom® Index 2040 Fund - Investor Class		Mutual Funds		**	232,608
*	Fidelity Freedom® Index 2045 Fund - Investor Class		Mutual Funds		**	13,035
*	Fidelity Freedom® Index 2055 Fund - Investor Class		Mutual Funds		**	15,789
*	Fidelity Freedom® Index 2060 Fund - Investor Class		Mutual Funds		**	451
*	Fidelity® 500 Index Fund		Mutual Funds		**	109,216,387
*	Fidelity® Balanced Fund - Class K		Mutual Funds		**	37,012,639
*	Fidelity® Blue Chip Value Fund		Mutual Funds		**	6,739,624
*	Fidelity® Canada Fund		Mutual Funds		**	6,133,727
*	Fidelity® Capital & Income Fund		Mutual Funds		**	59,816,414
*	Fidelity® Capital Appreciation Fund - Class K		Mutual Funds		**	10,519,038
*	Fidelity® China Region Fund		Mutual Funds		**	12,752,426
*	Fidelity® Conservative Income Bond Fund - Institutional Class		Mutual Funds		**	12,851,450
*	Fidelity® Convertible Securities Fund		Mutual Funds		**	4,641,635
*	Fidelity® Corporate Bond Fund		Mutual Funds		**	9,303,981
*	Fidelity® Disciplined Equity Fund - Class K		Mutual Funds		**	1,388,684
*	Fidelity® Dividend Growth Fund - Class K		Mutual Funds		**	36,998,970
*	Fidelity® Emerging Asia Fund		Mutual Funds		**	8,623,778
*	Fidelity® Emerging Europe, Middle East, Africa (EMEA) Fund		Mutual Funds		**	1,830,470
*	Fidelity® Emerging Markets Discovery Fund		Mutual Funds		**	4,358,691
*	Fidelity® Emerging Markets Fund - Class K		Mutual Funds		**	17,507,069
*	Fidelity® Emerging Markets Index Fund		Mutual Funds		**	47,353,966
*	Fidelity® Equity Dividend Income Fund - Class K		Mutual Funds		**	5,036,753
*	Fidelity® Europe Fund		Mutual Funds		**	4,165,309
*	Fidelity® Event Driven Opportunities Fund		Mutual Funds		**	717,029
*	Fidelity® Export and Multinational Fund - Class K		Mutual Funds		**	4,250,574
*	Fidelity® Extended Market Index Fund		Mutual Funds		**	15,444,156
*	Fidelity® Floating Rate High Income Fund		Mutual Funds		**	59,272,004
*	Fidelity® Focused High Income Fund		Mutual Funds		**	1,262,856
*	Fidelity® Focused Stock Fund		Mutual Funds		**	13,539,294
*	Fidelity® Four-in-One Index Fund		Mutual Funds		**	3,784,103
*	Fidelity® Fund - Class K		Mutual Funds		**	3,968,432
*	Fidelity® Global Commodity Stock Fund		Mutual Funds		**	1,818,117
*	Fidelity® Global Credit Fund		Mutual Funds		**	359,004
*	Fidelity® Global Equity Income Fund		Mutual Funds		**	1,253,274
*	Fidelity® Global ex U.S. Index Fund		Mutual Funds		**	7,947,813
*	Fidelity® Global High Income Fund		Mutual Funds		**	1,765,209
*	Fidelity® GNMA Fund		Mutual Funds		**	8,629,065
*	Fidelity® Government Income Fund		Mutual Funds		**	5,133,383
*	Fidelity® Growth & Income Portfolio - Class K		Mutual Funds		**	31,519,314
*	Fidelity® Growth Discovery Fund - Class K		Mutual Funds		**	8,171,807
*	Fidelity® Growth Strategies K6 Fund		Mutual Funds		**	7,942,527
*	Fidelity® High Income Fund		Mutual Funds		**	21,978,584
*	Fidelity® Independence Fund - Class K		Mutual Funds		**	3,998,384
*	Fidelity® Inflation-Protected Bond Index Fund		Mutual Funds		**	6,583,146
*	Fidelity® Intermediate Bond Fund		Mutual Funds		**	6,240,210
*	Fidelity® Intermediate Government Income Fund		Mutual Funds		**	3,615,013

20

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2018

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
*	Fidelity® Intermediate Treasury Bond Index Fund		Mutual Funds		**	5,384,228
*	Fidelity® International Capital Appreciation K6 Fund		Mutual Funds		**	12,089,495
*	Fidelity® International Discovery Fund - Class K		Mutual Funds		**	8,819,682
*	Fidelity® International Enhanced Index Fund		Mutual Funds		**	3,910,207
*	Fidelity® International Growth Fund		Mutual Funds		**	6,200,449
*	Fidelity® International Index Fund		Mutual Funds		**	133,666,255
*	Fidelity® International Real Estate Fund		Mutual Funds		**	3,457,208
*	Fidelity® International Small Cap Fund		Mutual Funds		**	26,872,472
*	Fidelity® International Small Cap Opportunities Fund		Mutual Funds		**	5,027,372
*	Fidelity® International Sustainability Index Fund		Mutual Funds		**	26,158
*	Fidelity® International Value Fund		Mutual Funds		**	1,000,403
*	Fidelity® Investment Grade Bond Fund		Mutual Funds		**	3,745,518
*	Fidelity® Investments Money Market - MM Portfolio - Institutional Class		Mutual Funds		**	86,996,304
*	Fidelity® Investments MM Government Portfolio - Institutional Class		Mutual Funds		**	38,607,741
*	Fidelity® Investments MM Treasury Only - Institutional Class		Mutual Funds		**	5,905,803
*	Fidelity® Investments MM Treasury Portfolio - Institutional Class		Mutual Funds		**	2,292,629
*	Fidelity® Japan Fund		Mutual Funds		**	1,592,099
*	Fidelity® Japan Smaller Companies Fund		Mutual Funds		**	2,446,105
*	Fidelity® Large Cap Core Enhanced Index Fund		Mutual Funds		**	3,657,315
*	Fidelity® Large Cap Growth Enhanced Index Fund		Mutual Funds		**	2,943,704
*	Fidelity® Large Cap Growth Index Fund		Mutual Funds		**	609,577
*	Fidelity® Large Cap Stock K6 Fund		Mutual Funds		**	7,858,601
*	Fidelity® Large Cap Value Enhanced Index Fund		Mutual Funds		**	15,018,042
*	Fidelity® Large Cap Value Index Fund		Mutual Funds		**	460,626
*	Fidelity® Latin America Fund		Mutual Funds		**	5,974,011
*	Fidelity® Leveraged Company Stock Fund - Class K		Mutual Funds		**	19,329,483
*	Fidelity® Limited Term Bond Fund		Mutual Funds		**	4,764,652
*	Fidelity® Limited Term Government Fund		Mutual Funds		**	2,808,884
*	Fidelity® Long-Term Treasury Bond Index Fund		Mutual Funds		**	18,882,632
*	Fidelity® Mega Cap Stock Fund		Mutual Funds		**	3,537,191
*	Fidelity® Mid Cap Enhanced Index Fund		Mutual Funds		**	8,670,982
*	Fidelity® Mid Cap Index Fund		Mutual Funds		**	6,680,735
*	Fidelity® Mid Cap Value K6 Fund		Mutual Funds		**	5,534,303
*	Fidelity® Mid-Cap Stock Fund - Class K		Mutual Funds		**	17,154,587
*	Fidelity® Mortgage Securities Fund		Mutual Funds		**	1,410,348
*	Fidelity® Nasdaq® Composite Index Fund		Mutual Funds		**	23,544,233
*	Fidelity® New Markets Income Fund		Mutual Funds		**	22,572,752
*	Fidelity® New Millennium Fund		Mutual Funds		**	2,643,288
*	Fidelity® Nordic Fund		Mutual Funds		**	2,924,907
*	Fidelity® Overseas Fund - Class K		Mutual Funds		**	32,550,680
*	Fidelity® Pacific Basin Fund		Mutual Funds		**	3,231,441
*	Fidelity® Puritan® Fund - Class K		Mutual Funds		**	139,475,791
*	Fidelity® Real Estate Income Fund		Mutual Funds		**	9,596,779
*	Fidelity® Real Estate Index Fund		Mutual Funds		**	4,617,753
*	Fidelity® Real Estate Investment Portfolio		Mutual Funds		**	18,338,642
*	Fidelity® Select Air Transportation Portfolio		Mutual Funds		**	3,231,204
*	Fidelity® Select Automotive Portfolio		Mutual Funds		**	881,748
*	Fidelity® Select Banking Portfolio		Mutual Funds		**	5,840,896
*	Fidelity® Select Biotechnology Portfolio		Mutual Funds		**	44,278,511
*	Fidelity® Select Brokerage and Investment Management Portfolio		Mutual Funds		**	960,256
*	Fidelity® Select Chemicals Portfolio		Mutual Funds		**	13,494,820
*	Fidelity® Select Communication Services Portfolio		Mutual Funds		**	3,169,007
*	Fidelity® Select Communications Equipment Portfolio		Mutual Funds		**	397,909
*	Fidelity® Select Computers Portfolio		Mutual Funds		**	2,256,768
*	Fidelity® Select Construction and Housing Portfolio		Mutual Funds		**	3,231,724
*	Fidelity® Select Consumer Discretionary Portfolio		Mutual Funds		**	4,263,685
*	Fidelity® Select Consumer Finance Portfolio		Mutual Funds		**	820,131
*	Fidelity® Select Consumer Staples Portfolio		Mutual Funds		**	6,586,426
*	Fidelity® Select Defense and Aerospace Portfolio		Mutual Funds		**	22,517,261
*	Fidelity® Select Energy Portfolio		Mutual Funds		**	16,758,045
*	Fidelity® Select Energy Service Portfolio		Mutual Funds		**	5,265,258
*	Fidelity® Select Environment and Alternative Energy Portfolio		Mutual Funds		**	1,325,027

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2018

{a}	{ b } Identity of Issuer, Borrower, Lessor or Similar Party	{c } Description of Investment Par Value	Rate Percentage	Maturity Date	{d} Cost	{e} Current Value
*	Fidelity® Select Financial Services Portfolio	Mutual Funds			**	8,054,931
*	Fidelity® Select Gold Portfolio	Mutual Funds			**	19,769,684
*	Fidelity® Select Health Care Portfolio	Mutual Funds			**	46,662,240
*	Fidelity® Select Health Care Services Portfolio	Mutual Funds			**	11,513,493
*	Fidelity® Select Industrials Portfolio	Mutual Funds			**	4,607,938
*	Fidelity® Select Insurance Portfolio	Mutual Funds			**	1,695,028
*	Fidelity® Select IT Services Portfolio	Mutual Funds			**	26,044,033
*	Fidelity® Select Leisure Portfolio	Mutual Funds			**	3,152,586
*	Fidelity® Select Materials Portfolio	Mutual Funds			**	3,247,143
*	Fidelity® Select Medical Technology and Devices Portfolio	Mutual Funds			**	34,689,288
*	Fidelity® Select Natural Gas Portfolio	Mutual Funds			**	3,483,047
*	Fidelity® Select Natural Resources Portfolio	Mutual Funds			**	3,584,971
*	Fidelity® Select Pharmaceuticals Portfolio	Mutual Funds			**	8,276,102
*	Fidelity® Select Retailing Portfolio	Mutual Funds			**	25,457,333
*	Fidelity® Select Semiconductors Portfolio	Mutual Funds			**	14,603,940
*	Fidelity® Select Software and IT Services Portfolio	Mutual Funds			**	26,901,717
*	Fidelity® Select Technology Portfolio	Mutual Funds			**	40,360,983
*	Fidelity® Select Telecommunications Portfolio	Mutual Funds			**	727,902
*	Fidelity® Select Transportation Portfolio	Mutual Funds			**	5,195,621
*	Fidelity® Select Utilities Portfolio	Mutual Funds			**	5,809,834
*	Fidelity® Select Wireless Portfolio	Mutual Funds			**	2,373,036
*	Fidelity® Short Duration High Income Fund	Mutual Funds			**	3,670,116
*	Fidelity® Short-Term Bond Fund	Mutual Funds			**	9,420,463
*	Fidelity® Short-Term Bond Index Fund	Mutual Funds			**	26,777
*	Fidelity® Short-Term Treasury Bond Index Fund	Mutual Funds			**	2,791,723
*	Fidelity® Small Cap Discovery Fund	Mutual Funds			**	23,564,155
*	Fidelity® Small Cap Enhanced Index Fund	Mutual Funds			**	2,952,311
*	Fidelity® Small Cap Growth K6 Fund	Mutual Funds			**	19,050,834
*	Fidelity® Small Cap Index Fund	Mutual Funds			**	7,663,800
*	Fidelity® Small Cap Stock K6 Fund	Mutual Funds			**	7,758,245
*	Fidelity® Small Cap Value Fund	Mutual Funds			**	6,418,498
*	Fidelity® Stock Selector All Cap Fund - Class K	Mutual Funds			**	1,890,992
*	Fidelity® Stock Selector Large Cap Value Fund	Mutual Funds			**	2,358,509
*	Fidelity® Stock Selector Mid Cap Fund	Mutual Funds			**	106,413
*	Fidelity® Stock Selector Small Cap Fund	Mutual Funds			**	1,971,416
*	Fidelity® Strategic Dividend & Income® Fund	Mutual Funds			**	10,817,695
*	Fidelity® Strategic Income Fund	Mutual Funds			**	839,372
*	Fidelity® Strategic Real Return Fund	Mutual Funds			**	782,211
*	Fidelity® Sustainability Bond Index Fund	Mutual Funds			**	1,507
*	Fidelity® Telecom and Utilities Fund	Mutual Funds			**	2,137,049
*	Fidelity® Total Bond K6 Fund	Mutual Funds			**	22,442,734
*	Fidelity® Total Emerging Markets Fund	Mutual Funds			**	3,594,758
*	Fidelity® Total International Equity Fund	Mutual Funds			**	290,366
*	Fidelity® Total International Index Fund	Mutual Funds			**	12,034,078
*	Fidelity® Total Market Index Fund	Mutual Funds			**	48,307,517
*	Fidelity® Trend Fund	Mutual Funds			**	2,820,800
*	Fidelity® U.S. Bond Index Fund	Mutual Funds			**	76,867,296
*	Fidelity® U.S. Sustainability Index Fund	Mutual Funds			**	120,478
*	Fidelity® Value Discovery K6 Fund	Mutual Funds			**	7,909,566
*	Fidelity® Value Fund - Class K	Mutual Funds			**	42,750,385
*	Fidelity® Value Strategies Fund - Class K	Mutual Funds			**	1,785,664
*	Fidelity® Worldwide Fund	Mutual Funds			**	6,917,805
	FPA Crescent Fund	Mutual Funds			**	21,411,702
	Franklin Mutual Global Discovery Fund Class R6	Mutual Funds			**	14,010,708
	Franklin Mutual Shares Fund Class R6	Mutual Funds			**	7,387,597
	Franklin Small-Mid Cap Growth Fund Class R6	Mutual Funds			**	2,242,791
	Hartford International Growth Fund Class Y	Mutual Funds			**	3,475,858
	Hartford Small Cap Growth Fund Class R6	Mutual Funds			**	6,392,804
	Invesco Equity and Income Fund Class R6	Mutual Funds			**	2,511,931
	Invesco Global Small & Mid Cap Growth Fund Class R5	Mutual Funds			**	1,049,869
	Invesco Growth and Income Fund Class R6	Mutual Funds			**	8,259,763
	Invesco Mid Cap Core Equity Fund Class R6	Mutual Funds			**	1,815,155

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment: Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	Janus Henderson Balanced Fund Class N		Mutual Funds		**	8,952,887
	Janus Henderson Enterprise Fund Class N		Mutual Funds		**	28,561,428
	Janus Henderson Flexible Bond Fund Class N		Mutual Funds		**	9,538,216
	Janus Henderson Global Research Fund Class N		Mutual Funds		**	4,265,167
	Janus Henderson Research Fund Class N		Mutual Funds		**	10,812,381
	Loomis Sayles Growth Fund Class N		Mutual Funds		**	6,068,427
	Loomis Sayles Small Cap Value Fund Class N		Mutual Funds		**	2,170,907
	Lord Abbett Affiliated Fund Class R6		Mutual Funds		**	5,170,959
	Lord Abbett Mid Cap Stock Fund Class R6		Mutual Funds		**	1,901,895
	MSIF Trust Core Plus Fixed Income Portfolio Class Institutional		Mutual Funds		**	10,964,761
	MSIF Trust Discovery Portfolio Class IS		Mutual Funds		**	10,138,115
	MSIF Trust Global Strategist Portfolio Class Institutional		Mutual Funds		**	592,290
	MSIF Inc. Active International Allocation Portfolio Class I		Mutual Funds		**	90,657
	MSIF Inc. Emerging Markets Portfolio Class IS		Mutual Funds		**	3,651,022
	Morgan Stanley Institutional Fund, Inc. Growth Portfolio Class IS		Mutual Funds		**	27,782,439
	Morgan Stanley Institutional Fund, Inc. Inception Portfolio Class IS		Mutual Funds		**	1,680,627
	MSIF Inc. International Equity Portfolio Class IS		Mutual Funds		**	2,787,070
	Neuberger Berman Core Bond Fund Institutional Class		Mutual Funds		**	482,090
	Neuberger Berman Focus Fund Institutional Class		Mutual Funds		**	380,286
	Neuberger Berman Genesis Fund Class R6		Mutual Funds		**	17,048,359
	Neuberger Berman Guardian Fund Class Institutional		Mutual Funds		**	655,480
	Neuberger Berman High Income Bond Fund Class R6		Mutual Funds		**	2,581,122
	Neuberger Berman International Equity Fund Class R6		Mutual Funds		**	2,314,707
	Neuberger Berman Large Cap Value Fund Institutional Class		Mutual Funds		**	2,650,347
	Neuberger Berman Mid Cap Growth Fund Class R6		Mutual Funds		**	947,192
	Neuberger Berman Mid Cap Intrinsic Value Fund Institutional Class		Mutual Funds		**	432,987
	Neuberger Berman Sustainable Equity Fund Class R6		Mutual Funds		**	1,674,958
	Oakmark Equity and Income Fund Class Institutional		Mutual Funds		**	26,443,363
	Oakmark Fund Institutional Class		Mutual Funds		**	25,318,878
	Oakmark Select Fund Class Institutional		Mutual Funds		**	6,610,715
	PIMCO Global Bond Opportunities Fund (Unhedged) Inst Class		Mutual Funds		**	4,689,037
	PIMCO High Yield Fund Institutional Class		Mutual Funds		**	13,028,952
	PIMCO Long-Term U.S. Government Fund Institutional Class		Mutual Funds		**	11,964,209
	PIMCO Low Duration Fund Institutional Class		Mutual Funds		**	20,028,841
	PIMCO Real Return Fund Institutional Class		Mutual Funds		**	10,954,805
	PIMCO Total Return Fund Institutional Class		Mutual Funds		**	45,026,148
	Rice Hall James Micro Cap Portfolio Institutional Class		Mutual Funds		**	1,923,758
	Royce Low-Priced Stock Fund Investment Class		Mutual Funds		**	2,124,227
	Royce Opportunity Fund Institutional Class		Mutual Funds		**	1,182,134
	Royce Smaller-Companies Growth Fund Institutional Class		Mutual Funds		**	2,129,076
	Royce Total Return Fund Institutional Class		Mutual Funds		**	488,231
	TCW Select Equities Fund Class I		Mutual Funds		**	2,257,174
	Templeton Developing Markets Trust Class R6		Mutual Funds		**	3,441,034
	Templeton Foreign Fund Class R6		Mutual Funds		**	3,398,884
	Templeton Global Bond Fund Class R6		Mutual Funds		**	30,830,102
	Templeton Growth Fund, Inc. Class R6		Mutual Funds		**	2,119,347
	Templeton World Fund Class R6		Mutual Funds		**	891,560
	Touchstone Sands Capital Select Growth Fund Class Y		Mutual Funds		**	5,190,858
	USAA Cornerstone Moderately Aggressive Fund		Mutual Funds		**	236,661
	USAA Emerging Markets Fund Institutional Shares		Mutual Funds		**	1,463,455
	USAA Government Securities Fund R6 Shares		Mutual Funds		**	1,333,690
	USAA Growth Fund Institutional Shares		Mutual Funds		**	1,803,322
	USAA Income Fund R6 Shares		Mutual Funds		**	12,374,390
	USAA Income Stock Fund R6 Shares		Mutual Funds		**	6,028,556
	USAA International Fund Institutional Shares		Mutual Funds		**	3,768,494
	Victory RS Partners Fund Class Y		Mutual Funds		**	2,653,752
	Victory RS Small Cap Growth Fund Class Y		Mutual Funds		**	5,406,723
	Victory RS Value Fund Class Y		Mutual Funds		**	1,581,617
	Virtus KAR Small-Cap Core Fund Class R6		Mutual Funds		**	13,952,675
	Wells Fargo C&B Mid Cap Value Fund - Class Inst		Mutual Funds		**	673,159
	Wells Fargo Common Stock Fund - Class R6		Mutual Funds		**	1,297,047
	Wells Fargo Discovery Fund - Class R6		Mutual Funds		**	4,204,349

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2018

{a}	{ b }	{c }			{d}	{e}
		Description of Investment				
	Identity of Issuer, Borrower, Lessor	Par	Rate	Maturity		Current
	or Similar Party	Value	Percentage	Date	Cost	Value
	Wells Fargo Government Securities Fund - Class Inst		Mutual Funds		**	1,604,110
	Wells Fargo Growth Fund - Class R6		Mutual Funds		**	13,328,006
	Wells Fargo Large Cap Growth Fund - Class R6		Mutual Funds		**	2,093,249
	Wells Fargo Opportunity Fund - Class Inst		Mutual Funds		**	2,194,444
	Wells Fargo Short-Term Bond Fund - Class Inst		Mutual Funds		**	7,534,230
	Wells Fargo Small Cap Value Fund - Class R6		Mutual Funds		**	2,004,980
	Wells Fargo Small Company Value Fund Class R6		Mutual Funds		**	362,648
	Wells Fargo Special Mid Cap Value Fund - Class R6		Mutual Funds		**	4,382,704
	Wells Fargo Ultra Short-Term Income Fund - Class Inst		Mutual Funds		**	6,307,479
	Western Asset Core Bond Fund Class IS		Mutual Funds		**	9,165,880
	Western Asset Core Plus Bond Fund Class IS		Mutual Funds		**	20,088,671
	BrokerageLink	Various Investment Options			**	414,654,782
						9,988,380,810
*	Participant Loans		Loan	3.25% - 9.50%		108,489,328
	TOTAL					10,096,870,138

*   Party-in-interest
**   Cost information is not required for participant-directed accounts and, therefore, is not presented.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-171206 and No. 333-222813) pertaining to the Shell Provident Fund of Royal Dutch Shell plc of our report dated June 5, 2019, with respect to the financial statements and schedule of the Shell Provident Fund included in this Annual Report (Form 11-K) for the year ended December 31, 2018.

Ernst & Young LLP

Houston, Texas
June 5, 2019